

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

February 2, 2017

Dale Redman
Chief Executive Officer
ProPetro Holding Corp.
1706 S. Midkiff, Bldg. B
Midland, Texas 79701

> **Re: ProPetro Holding Corp.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted January 23, 2017**
> **CIK No. 0001680247**

Dear Mr. Redman:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 12, 2017 letter.

Industry and Market Data, page ii

1.   As the staff mentioned in a call with your counsel on February 1, 2017, we experienced technical problems accessing and viewing the materials you provided to us supplementally by disc in response to prior comment 3. Please resubmit this information in a format that is accessible for staff review.

Recent Developments – Private Placement of Convertible Preferred Stock, page 6

2.   We note that on January 10, 2017, you filed a Form D/A regarding the December 27, 2016 private placement of Series A Preferred Shares. Please revise your disclosure here,

in the Underwriting section at page 107, and in Item 15 at page II-2 to disclose the role of Goldman, Sachs & Co. in the private placement. Refer to Item 701(b) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

Critical Accounting Policies and Estimates, page 53

3.   We note your revised disclosure provided in response to prior comment 7, specifically as it relates to the critical assumptions and estimates used by management to assess long-lived assets for impairment. Your disclosures in Note 7 on page F-15 state the $36.6 million impairment to the Permian drilling and acidizing assets in fiscal year 2015 was primarily a result of depressed commodity prices, a negative future near term outlook and the deterioration in utilization and pricing. Expand your disclosures here to specifically discuss these assumptions and their uncertainties. Your disclosures should also address the sensitivity of additional impairment to changes that are reasonably likely to occur and have a material effect.

Closing Comments

You may contact Jeannette Wong, Staff Accountant, at (202) 551-2137 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Ryan J. Maierson
       Thomas G. Brandt
       Latham & Watkins LLP